Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

ITURAN LOCATION AND CONTROL LTD. PRESENTS
RESULTS FOR THE SECOND QUARTER 2016

Record Revenues of $49 million in the quarter; Subscribers reach over 1 million

AZOUR, Israel – August 11, 2016 – Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), today announced its consolidated financial results for the second quarter ended June 30, 2016.

Highlights of the Second Quarter
•	Strong net subscribers adds in the quarter amounting to 27 thousand, reaching 1,012,000 subscribers;
•	Revenue of $49.3 million, up 12% year-over-year;
•	Gross margins of 51.7%;
•	Operating profit of $12.0 million (margin of 24.3%), up 19% year-over-year;
•	Generated $9.6 million in operating cash flow;
•	Dividend of $3.8 million declared for the quarter;

Second Quarter 2016 Results
Revenues for the second quarter of 2016 were $49.3 million, representing an increase of 12% from revenues of $43.8 million in the second quarter of 2015. The significant strengthening of the US Dollar versus the Brazilian Real and the Argentinean Peso, compared with the level during the second quarter of 2015 reduced the overall revenue level in US Dollars. Excluding the exchange rate impact, the increase in revenues would have been 23% over the second quarter of last year. 72% of revenues were from location based service subscription fees and 28% from product revenues.

Revenues from subscription fees increased 10% over the same period last year. In local currency terms, subscription fees increased 24%, primarily due to the growth in the subscriber base which expanded from 879,000 as of June 30, 2015, to 1,012,000 as of June 30, 2016.

Product revenues increased by 19% compared with the same period last year. There is almost no impact from the year-over-year changes in exchange rates to the product revenues.

Gross profit for the second quarter of 2016 was $25.5 million (51.7% of revenues), an increase of 15% compared with $22.2 million (50.8% of revenues) in the second quarter of 2015. The gross margin on subscription fees was 65.8% and the gross margin on products was 16.0%. The weakening of the Brazilian Real and the Argentinean Peso versus the US Dollar had a negative impact on the margin.

Operating profit for the second quarter of 2016 was $12.0 million (24.3% of revenues), an increase of 19% compared with an operating profit of $10.0 million (22.9% of revenues) in the second quarter of 2015. Excluding the impact of the change in exchange rates over the period, the operating profit would have increased 36% over the second quarter of 2015.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

EBITDA for the quarter was $14.8 million (30.1% of revenues), an increase of 17% compared to an EBITDA of $12.7 million (29.0% of revenues) in the second quarter of 2015. Excluding the impact of the change in exchange rates over the period, the EBITDA would have increased by 24% over the second quarter of last year.

Net profit was US$7.6 million in the second quarter of 2016 (15.5% of revenues) or fully diluted EPS of US$0.36, an increase of 31% compared with a net profit of US$5.8 million (13.3% of revenues) or fully diluted EPS of US$0.28 in the second quarter of 2015. Excluding the impact of the change in exchange rates over the period, the net profit would have increased 52% over the second quarter of last year.

Cash flow from operations for the quarter was $9.6 million.

As of June 30, 2016, the Company had net cash, including marketable securities, of $25.8 million or $1.23  per share. This is compared with $27.2 million or $1.30 per share as at March 31, 2016.

Dividend
For the second quarter of 2016, a dividend of $3.8 million was declared in line with the Company’s stated policy of issuing at least 50% of net profits in a dividend, on a quarterly basis.

Eyal Sheratzky, Co-CEO of Ituran said, “We are very pleased with our record results and we are especially pleased to surpass the 1 million subscriber milestone. With regard to IRT, our jointly owned JV providing the telematic services for a leading car manufacturer in both Brazil and Argentina, we are pleased with its progress so far and it is moving ahead in accordance with our plan. Furthermore, we are constantly adding value-added services for our subscribers, making our product offering ever more attractive. These include advanced fleet management services, driver behavior intelligence, as well as other connected car services. I remain optimistic with regard to our future in 2016 and beyond.”

Conference Call Information

The Company will also be hosting a conference call later today, August 11, 2016 at 9am Eastern Time. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 407 2553
ISRAEL Dial-in Number: 03 918 0610
CANADA Dial-in Number: 1 888 604 5839
INTERNATIONAL Dial-in Number:  +972 3 918 0610
at:
9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran’s website.

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 1 million subscribers distributed globally. Established in 1995, Ituran has over 1,500 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

Company Contact	International Investor Relations
Udi Mizrahi udi m@ituran.com VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft / Gavriel Frohwein ituran@gkir.com GK Investor Relations (US) +1 646 688 3559

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ITURAN LOCATION AND CONTROL LTD.

Consolidated Interim Financial Statements
as of June 30, 2016

ITURAN LOCATION AND CONTROL LTD.

Consolidated Financial Statements
as of June 30, 2016

ITURAN LOCATION AND CONTROL LTD.

 CONSOLIDATED BALANCE SHEETS

	US dollars
	June 30,	December 31,
(in thousands)	2016	2015

Current assets
Cash and cash equivalents	25,448	27,016
Investment in marketable securities	371	2,035
Accounts receivable (net of allowance for doubtful accounts)	34,821	27,436
Other current assets	31,573	22,437
Inventories	13,072	12,781
	105,285	91,705

Long-term investments and other assets
Investments in affiliated companies	7,694	4,705
Investments in other company	85	78
Other non-current assets	1,319	1,166
Deferred income taxes	2,376	2,279
Funds in respect of employee rights upon retirement	7,501	7,174
	18,975	15,402

Property and equipment, net	33,511	31,514

Intangible assets, net	25	26

Goodwill	3,405	3,356

Total assets	161,201	142,003

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED BALANCE SHEETS

	US dollars
	June 30,	December 31,
(in thousands)	2016	2015

Current liabilities
Credit from banking institutions	9	155
Accounts payable	13,555	10,466
Deferred revenues	11,665	9,210
Other current liabilities	23,276	21,750
	48,505	41,581

Long-term liabilities
Liability for employee rights upon retirement	11,469	10,637
Provision for contingencies	449	622
Deferred revenues	1,014	973
Other non-current liabilities	451	369
	13,383	12,601

Stockholders’ equity	94,420	83,698
Non-controlling interests	4,893	4,123
Total equity	99,313	87,821

Total liabilities and equity	161,201	142,003

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF INCOME

	US dollars		US dollars
	Six month period ended June 30,		Three month period ended June 30,
(in thousands except per share data)	2016	2015	2016	2015

Revenues:
Location-based services	67,507	64,093	35,352	32,145
Wireless communications products	28,946	23,921	13,902	11,669
	96,453	88,014	49,254	43,814

Cost of revenues:
Location-based services	23,327	23,146	12,106	11,845
Wireless communications products	23,871	19,269	11,683	9,732
	47,198	42,415	23,789	21,577

Gross profit	49,255	45,599	25,465	22,237
Research and development expenses	1,401	1,085	726	595
Selling and marketing expenses	4,934	4,625	2,556	2,229
General and administrative expenses	19,525	19,365	10,254	9,402
Other income, net	(66)	(14)	(23)	(2)
Operating income	23,461	20,538	11,952	10,013
Financing income (exspenses), net	838	208	770	(263)
Income before income tax	24,299	20,746	12,722	9,750
Income tax expense	(7,052)	(6,439)	(3,837)	(3,100)
Share in losses of affiliated companies, net	(1,307)	(844)	(615)	(537)
Net income for the period	15,940	13,463	8,270	6,113
Less: Net income attributable to non-controlling interests	(1,208)	(834)	(637)	(295)
Net income attributable to the Company	14,732	12,629	7,633	5,818

Basic and diluted earnings per share attributable to Company’s stockholders	0.70	0.60	0.36	0.28

Basic and diluted weighted average number of shares outstanding	20,968	20,968	20,968	20,968

ITURAN LOCATION AND CONTROL LTD.

STATEMENTS OF CASH FLOWS

	US dollars		US dollars
	Six month period ended June 30,		Three month period ended June 30,
(in thousands)	2016	2015	2016	2015

Cash flows from operating activities

Net income for the period	15,940	13,463	8,270	6,113

Adjustments to reconcile net income to net cash from operating activities:

Depreciation and amortization	5,507	5,383	2,896	2,710
Losses (gains) in respect of trading marketable securities	(68)	(204)	(34)	(115)
Increase )decrease) in liability for employee rights upon retirement	713	290	342	(91)
Share in losses of affiliated companies, net	1,307	844	615	537
Deferred income taxes	(1,744)	(346)	(1,052)	(341)
Capital losses (gains) on sale of property and equipment, net	(17)	(7)	(7)	(2)
Decrease (increase) in accounts receivable	(7,078)	(867)	(509)	567
Decrease (increase) in other current assets	(5,309)	(671)	(2,079)	1,007
Decrease (increase) in inventories	(148)	388	(180)	(272)
Decrease(increase) in accounts payable	2,906	854	426	(12)
Increase (decrease) in deferred revenues	2,382	128	1,027	524
Increase (decrease) in other current liabilities	675	150	(73)	53
Net cash provided by operating activities	15,066	19,405	9,642	10,678

Cash flows from investment activities

Increase in funds in respect of employee rights upon retirement, net of withdrawals	(247)	(487)	(24)	(224)
Capital expenditures	(4,900)	(12,969)	(2,689)	(6,132)
Investment in marketable securities	(344)	-	-	-
Investment in affiliated companies	(3,924)	(1,783)	(2,516)	(513)
Sale of marketable securities	1,858	-	-	-
Deposit	52	(239)	115	(79)
Proceeds from sale of property and equipment	99	687	9	188
Net cash used in investment activities	(7,406)	(14,791)	(5,105)	(6,760)

Cash flows from financing activities

Short term credit from banking institutions, net	(146)	6	6	6
Dividend paid	(9,749)	(11,343)	(6,629)	(6,920)
Dividend paid to non-controlling interests	(617)	(536)	-	-
Net cash provided by (used in) financing activities	(10,512)	(11,873)	(6,623)	(6,914)

Effect of exchange rate changes on cash and cash equivalents	1,284	(171)	722	1,076

Net increase(decrease) in cash and cash equivalents	(1,568)	(7,430)	(1,364)	(1,920)
Balance of cash and cash equivalents at beginning of period	27,016	38,418	26,812	32,908
Balance of cash and cash equivalents at end of the period	25,448	30,988	25,448	30,988

Supplementary information on investing activities not involving cash flows:

In May 2016, the Company declared a dividend in an amount of US$ 3.6 million.  The dividend was paid in July 2016.
During the six month period ended June 30, 2016, the Company purchased property and equipment in an amount of US$ 66 thousand using a directly related liability.